FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                           For the month of September

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                 EMBASSY HOUSE, HERBERT PARK LANE, BALLSBRIDGE,
                                DUBLIN 4, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






15 September, 2005


                             Waterford Wedgwood plc
                       (Waterford Wedgwood or the Group)

               Waterford Wedgwood de-lists its shares from NASDAQ

Waterford Wedgwood announces the de-listing of its American Depositary Shares (WATFZ) from the National Market of NASDAQ at the opening of business on September 20, 2005 pursuant to Market Place Rule 4450 (a) (5), as a result of the share price having closed at less than $1.00 per share for over 30 consecutive business days.

Waterford Wedgwood's American Depositary Shares have traded in very small volumes and represent only one eighth of one percent (0.127%) of the Group's outstanding share capital. The Group believes that the de-listing will have no measurable effect on the share's market trading given the negligible proportion of share capital represented by the NASDAQ listing. In this regard, the Group is also influenced by the increasing cost burden of complying with US securities regulations.

The shares of Waterford Wedgwood plc continue to be quoted on both the Irish Stock Exchange and the London Stock Exchange.

ends

Enquiries:

Powerscourt - UK                                Telephone: + 44 (0)207 236 5615
Rory Godson

Dennehy Associates - Ireland                    Telephone: + 353 (0)1 676 4733
Michael Dennehy






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Waterford Wedgwood PLC
                                                          (Registrant)


                                                       By: Patrick Dowling
                                                         (Signature)*

Date: 15 September 2005